May 1, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Kevin J. Kuhar, Accounting Branch Chief

Re: Varian Medical Systems, Inc.

Form 10-K for the Fiscal Year Ended September 29, 2017

Filed November 27, 2017

Form 10-Q for the Quarterly Period Ended December 29, 2017

Filed February 7, 2018

File No. 001-07598

Ladies and Gentlemen:

On behalf of Varian Medical Systems, Inc. (the “Company”), this letter responds to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings in a letter dated April 18, 2018. For your convenience, the comment in the letter is reproduced with the response.

Form 10-Q for the Quarterly Period Ended December 29, 2017

Revenue Recognition, page 9

1. Your Oncology Systems contracts do not include a significant financing component because the primary purposes of your invoicing terms is to provide customers with simplified and predictable ways of purchasing your products and services, not to receive financing. On page 10, you disclose your VPT contracts entitle you to receive advance payment at the beginning of the contract but you do not typically consider this to be a significant financing component. Please explain to us how you determined that the payment terms of your contracts do not contain a significant financing component under ASC 606-10-32-15 through 32-18. Address how you concluded that the difference between the promised amount of consideration and the cash selling price is proportional to the reasons for that difference.

Response to Comment 1:

During our implementation of ASC Topic 606, “Revenue from Contracts with Customers”, we evaluated our contracts to determine if they contain a significant financing component. We concluded that our contracts do not contain a significant financing component for the reasons described below.

Under ASC 606-10-32-15 through 32-17, in determining the transaction price, an entity shall adjust the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provides the customer or the entity with a significant benefit of financing the transfer of goods or services to the customer. In those circumstances, the contract contains a significant financing component. The objective when adjusting the promised amount of consideration for a significant financing component is for an entity to recognize revenue at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer (that is, the cash selling price). However, a contract with a customer would not have a significant financing component if the difference between the promised consideration and the cash selling price of the good or service arises for reasons other than the provision of finance to either the customer or us, and the difference between those amounts is proportional to the reason for the difference.

Payments under our contracts are structured not with the objective to provide or obtain financing from or to our customers, but commensurate with key milestones under the contract.

In our Oncology business, payments are typically structured with most or all of the payment on equipment due on delivery or acceptance of the equipment, which corresponds to the major deliverable to the customer and typically at or close to the primary revenue event. Advance payments are received at times on equipment orders to ensure the customer’s commitment to the contract. On service contracts, amounts are often billed in advance of providing the service in order to provide our customers with a simplified and predictable way to pay for these services.

Under our VPT contracts, we typically receive a significant payment at or near contract execution as well as billings based on significant milestones through final treatment room handover to the customer. Individual milestone billings may differ based on contractual negotiations, but are identified based on key milestones throughout the process and typically mirror the project progress (e.g., beam extraction from the cyclotron, shipment of completed sub-assemblies to the customer site, installation of the cyclotron at the site and treatment room handovers) as well as our revenue recognition over time on a cost to cost basis. The reason for the initial advance payment at the beginning of the contract also is not to provide financing to us, but to ensure the customer’s commitment to the contract and to provide assurance that the customer will perform its obligations under the contract. Customers do not receive discounts in their overall selling price based on the amount and timing of milestone payments.

ASC 606-10-32-18 provides that, as a practical expedient, we need not adjust the promised amount of consideration for the effects of a significant financing component if we expect that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less. Although we do not believe that our contracts provide a significant financing component, the expected time period between payment by the customer and transfer of the good or service to the customer is typically one year or less, so if there were a significant financing component it would qualify for this practical expedient.

In certain limited instances, our arrangements include an explicit financing component with payments extending more than a year beyond the transfer of the good or service to the customer, and we currently account for that financing component separately from the related revenue.

Please contact me at (650) 424-5691 or gary.bischoping@varian.com with any questions concerning this response.

Very truly yours,

/s/ Gary E. Bischoping, Jr.
Gary E. Bischoping, Jr.
Senior Vice President, Finance and
Chief Financial Officer